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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D


          Under the Securities Exchange Act of 1934
                     (Amendment No. 5)*

                          IBP, Inc.
    ____________________________________________________
                      (Name of Issuer)

                        COMMON STOCK
    ____________________________________________________
               (Title of Class of Securities)

                         449223-10-6
       ______________________________________________
                       (CUSIP Number)

D. J. Smith, Vice President, Secretary and General Counsel Archer-Daniels-Midland Company, 4666 Faries Parkway, P. O. Box 1470, Decatur, IL 62525, Telephone: (217)424-6183
____________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         May 7, 1998
     ___________________________________________________
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of Securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                        SCHEDULE 13D

CUSIP NO. 449223-10-6                   Page 2 of 5 Pages
____________________________________________________________
__
1  NAME OF REPORTING PERSON
   S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Archer-Daniels-Midland Company
   I.R.S. Identification No. 41-0129150
____________________________________________________________
_
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a)__
                                               (b)__
____________________________________________________________
_
3  SEC USE ONLY

____________________________________________________________
_
4  SOURCE OF FUNDS *
   WC
____________________________________________________________
_
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) X
   See Appendix I
____________________________________________________________
   _
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   DELAWARE
____________________________________________________________
   _
            |7  SOLE VOTING POWER
   NUMBER OF |   11,244,700
    SHARES   |___________________________________________
 BENEFICIALLY    |8    SHARED VOTING POWER
   OWNED BY  |   -0-
     EACH    |___________________________________________
   REPORTING |9  SOLE DISPOSITIVE POWER
    PERSON   |   11,244,700
   WITH     |___________________________________________
            |10  SHARED DISPOSITIVE POWER
            |   -0-
____________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON 11,244,700(Appendix II shows all transactions within the past sixty (60) days)
____________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES
   CERTAIN SHARES *__
____________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   12.149 based on 92,559,018 shares outstanding
____________________________________________________________
14 TYPE OF REPORTING PERSON *
   CO
____________________________________________________________
* SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 449223-10-6                        Page 3 of 5
Pages




                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated: May 15, 1998



                    ARCHER-DANIELS-MIDLAND COMPANY


                         /s/ D. J. SMITH
                    By:  D. J. Smith
                         Its Vice President, Secretary
                          and General Counsel
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CUSIP NO. 449223-10-6                        Page 4 of 5
Pages

                         APPENDIX I

     On October 15, 1996, the Company pled guilty to a two
count information in the Northern District of Illinois
pursuant to an agreement with the Department of Justice.
This information states that the Company engaged in
anticompetitive conduct in connection with the sale of
lysine and citric acid.  In connection with its agreement
the Company paid the United States a fine of $70 million
with respect to lysine and $30 million with respect to
citric acid.
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CUSIP NO. 449223-10-6                        Page 5 of 5
Pages

                         APPENDIX II

           Marketable Securities - Purchase Detail

                         From:  03/13/98
                           To:  05/12/98


          Trade          # of           Tran
          Date           Shares         Price

                   Description:  IBP, Inc.

        03/24/98        43,400          23.125
        03/25/98        50,000          23.000
        03/26/98        41,400          22.875
        03/26/98         8,600          22.813
        03/27/98        48,800          22.750
        03/27/98        16,000          22.813
        03/30/98        50,000          22.750
        03/30/98        50,000          22.625
        03/31/98        50,000          22.500
        04/03/98        50,000          22.375
        04/07/98        50,000          22.250
        04/20/98        50,000          22.125
        04/21/98        50,000          21.875
        04/21/98        58,100          22.000
        04/22/98         1,200          21.563
        04/22/98        35,000          21.625
        04/22/98        50,000          21.750
        04/23/98        34,300          21.625
        04/23/98         1,800          21.500
        04/27/98       100,000          21.500
        04/28/98        72,000          21.500
        04/28/98        50,000          21.375
        04/29/98        78,000          21.125
        04/29/98        75,000          21.000
        04/29/98         5,000          20.938
        04/29/98        20,000          20.875
        04/29/98        25,000          20.625
        04/29/98        15,000          20.375
        04/30/98        20,000          20.625
        05/01/98        11,000          20.625
        05/04/98        19,000          20.500
        05/04/98        29,000          20.375
        05/05/98        15,500          20.375
        05/06/98         1,100          20.375
        05/07/98        54,400          20.375
        05/08/98        29,500          20.375
        05/11/98        20,500          20.375
        05/12/98        50,000          20.250
        05/12/98        50,000          20.125


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